Exhibit 99.1

Third Quarter 2023 Earnings Presentation November 08, 2023

Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . 2

3 Presenters Alessandro Horta Chief Executive Officer Sergio Passos Chief Operating Officer & Chief Financial Officer Bruno Zaremba Private Equity Chairman & Head of Investor Relations

Opening Remarks

5 Vinci Partners Third Quarter 2023 Highlights See notes and definitions at end of document R$ 65 bn AUM¹ 3Q23 Vinci Partners ended the third quarter of 2023 with R$65 bn in AUM¹ , a 3% growth year - over - year. R$ 1.3 bn 3Q23 Capital Subscriptions Distributable Earnings per share totaled R$0.96, translating into an attractive quarterly dividend distribution of US$0.17 per common share. US$ 0.17 Quarterly Dividend (Per share) 7.0 % Dividend Yield ³ (3Q23 LTM) Throughout this quarter, our efforts to raise funds for Private Markets strategies have shown significant progress , confirming that we are advancing toward our goal of R$15 billion in new capital subscriptions until year - end 2024. VCP IV held its second close this quarter, with a capital raise round of over R$600 million . VCP IV stands as the vintage with the greatest traction of local investors since the inception of VCP strategy. VISC, our Shopping Mall Listed REIT, concluded its R$353 million follow - on offering 4 , attracting substantial demand from investors. Re - opening for primarily issuances is expected to serve as a key driver for future growth. VICC Infrastructure VCP IV Private Equity VISC Real Estate VICC successfully raised over R$330 million this quarter from international institutional investors. With both signed and approved commitments, the fund has reached 75% of its R$2 billion target . R$ 0.96 DEPS² (3Q’23)

6 ▪ Forming strategic partnership to accelerate growth of Vinci’s platform in Latin America and collaborate on distribution, new pro ducts and other strategic areas. ▪ More than 10 year relationship among senior partners and strong investment, commercial and cultural fit between organizations . ▪ Representative of Ares was appointed to Vinci’s board to share best practices (including related to M&A) as Vinci enters a ne w g rowth cycle. ▪ US$100mm preferred investment by Ares to be used for strategic initiatives to accelerate value creation. Vinci and Ares announced a Strategic Partnership and Investment Strategic Partnership with Ares 6 Best practices to accelerate growth Connectivity across senior and functional leadership supporting Vinci’s goal to be leading, best - in - class alternative investment manager in the Latin American region 6 Strategic Distribution Ares and Vinci will collaborate on fundraising to seek to broaden each of the respective company's limited partner relationship networks within Brazil and globally 6 New Product Development and Investment Collaboration Explore launching co - branded products and investment strategies, and collaborate on new investment opportunities in Latin America 6 Accelerate M&A in Latin America Put additional liquidity to use by further scaling existing investment platforms in Brazil and expanding into new strategies and geographies across Latin America

Financial Highlights

8 (R$ thousands, unless mentioned) 3Q'22 2Q'23 3Q'23 ∆ YoY(%) 3Q'22 YTD 3Q'23 YTD ∆ YoY(%) Net revenue from management fees 95,361 92,769 104,745 10% 271,861 293,391 8% Net revenue from advisory fees 7,267 14,050 2,283 (69)% 17,600 20,801 18% Total Fee Related Revenues 102,628 106,819 107,028 4% 289,461 314,192 9% Segment personnel expenses (6,509) (7,577) (7,483) 15% (19,291) (22,224) 15% Other G&A expenses (4,725) (5,036) (5,356) 13% (13,406) (13,850) 3% Corporate center expenses (22,067) (22,410) (24,110) 9% (62,178) (69,126) 11% Bonus compensation related to management and advisory (19,798) (21,049) (18,746) (5)% (54,337) (57,857) 6% Total Fee Related Expenses (53,099) (56,071) (55,695) 5% (149,211) (163,056) 9% FEE RELATED EARNINGS (FRE) 49,529 50,748 51,333 4% 140,250 151,136 8% FRE Margin (%) 48.3% 47.5% 48.0% 48.5% 48.1% FRE per share¹ (R$/share) 0.89 0.94 0.95 7% 2.52 2.79 10% Net revenue from performance fees 31 10,765 2,058 6,539% 7,042 14,786 110% Performance based compensation (537) (5,368) (925) 72% (2,996) (7,026) 135% PERFORMANCE RELATED EARNINGS (PRE) (506) 5,397 1,133 N/A 4,046 7,760 92% PRE Margin (%) N/A 50.1% 55.1% 57.5% 52.5% ( - ) Unrealized performance fees 2,571 – – N/A 1,935 – N/A (+) Unrealized performance compensation (910) – – N/A (685) – N/A (+) Realized GP investment income 5,738 4,179 4,699 (18)% 12,709 14,759 16% SEGMENT DISTRIBUTABLE EARNINGS 56,422 60,324 57,165 1% 158,255 173,655 10% Segment DE Margin (%) 50.8% 49.5% 50.2% 50.9% 50.5% (+) Depreciation and amortization 1,223 2,028 1,646 35% 3,183 5,452 71% (+) Realized financial income 31,726 30,183 12,027 (62)% 76,723 62,299 (19)% ( - ) Leasing expenses (2,297) (2,517) (2,394) 4% (7,169) (7,542) 5% ( - ) Other financial expenses² (1,689) (5,540) (2,933) 74% (2,181) (12,373) 467% ( - ) Non - operational expenses³ (523) – – N/A (6,594) – N/A ( - ) Income taxes (excluding related to unrealized fees and income) (12,020) (14,109) (13,691) 14% (35,685) (39,296) 10% DISTRIBUTABLE EARNINGS (DE) 72,842 70,369 51,820 (29)% 186,532 182,195 (2)% DE Margin (%) 51.0% 46.3% 41.2% 48.1% 44.9% DE per share (R$/share) 4 1.32 1.30 0.96 (27)% 3.36 3.36 (0)% (+) Non - operational expenses³ (including Income Tax effect) 353 – – N/A 5,425 – N/A ADJUSTED DISTRIBUTABLE EARNINGS 73,195 70,369 51,820 (29)% 191,957 182,195 (5)% Adjusted DE Margin (%) 51.3% 46.3% 41.2% 49.5% 44.9% Adjusted DE per share (R$/share) 1.32 1.30 0.96 (27)% 3.45 3.36 (3)% Third Quarter 2023 Segment Earnings (Unaudited) See notes and definitions at end of document

9 ▪ Fee - related revenues of R$107.0 million in the third quarter, up 4% year - over - year. x Management fees were R$104.7 million in the third quarter, up 10% year - over - year driven by catch - up fees booked for VCP IV and VICC in the quarter and fundraising across Private Markets’ funds over the last twelve months. ▪ FRE was R$ 51 .3 (R$0.95/share) million in the 3Q’23, up 4% year - over - year on an absolute basis and 7% year - over - year on an FRE per share basis. ▪ Adjusted Distributable Earnings (“Adjusted DE”) of R$51.8 million (R$0.96/share) in the quarter, down 29% year - over - year on an absolute basis and 27% year - over - year on an Adjusted DE per share basis. x The decrease in Adjusted DE is attributed to a lower contribution from financial income this quarter. ▪ Total assets under management (“AUM”) of R$65.2 billion, up 3% year - over - year. x Fee - Earning AUM (“FEAUM”) of R$61.6 billion, up 3% year - over - year. ▪ Capital Subscription of R$1.3 billion in the quarter and R$3.6 billion over the 3Q’23 LTM. ▪ Capital Return of R$ 441 million in the quarter and R$1.4 billion over the 3Q’23 LTM. ▪ Appreciation of R$216 million in the quarter and R$2.0 billion over the 3Q’23 LTM. ▪ Performance fee - eligible AUM (“PEAUM”) of R$37.8 billion at the end of the quarter. ▪ Net cash and investments of R$1.2 billion (R$22.36/share) at the end of the quarter. Third Quarter 2023 Highlights Financial Measures Capital Metrics Capital Returned to Shareholders ▪ Quarterly dividend of US$0.17 per common share payable on December 07, 2023. ▪ Total capital used for share repurchases of R$34.9 million in the 3Q’23.

10 21 23 3 3 8 8 32 34 3Q'22 3Q'23 5-10 Years 10+ Years Perpetual or quasi-perpetual 24 27 25 23 11 11 60 62 3Q'22 3Q'23 Private Markets IP&S Liquid Strategies 28 30 25 24 11 11 63 65 3Q'22 3Q'23 Private Markets IP&S Liquid Strategies We continue to see AUM expansion across the platform, with highlight to long - term products ▪ Total assets under management (AUM) of R$65.2 billion, up 3% year - over - year. AUM growth continues to be pushed by fundraising ac ross Private Markets funds, and partially offset by performance from our IP&S segment, which experienced outflows in its pension plan strategy, especially during 4Q’22 and 1Q’23 . ▪ Total Fee - Earning AUM (FEAUM) of R$61.6 billion, up 3% year - over - year. ▪ Total Long - Term AUM of R$33.8 billion in the 3Q’23, up 7% year - over - year. Long - Term AUM currently represents 52% of Vinci Partne rs’ total AUM. Fee - Earning AUM 3Q’23 vs 3Q’22 ( R$bn ) Long - Term AUM¹ 3Q’23 vs 3Q’22 ( R$bn ) + 3% + 3% + 7% See notes and definitions at end of document AUM 3Q’23 vs 3Q’22 ( R$bn )

11 58% 18% 20% 5% 36% 22% 19% 12% 10% Local Institutional HNWI Institutional Offshore Allocators & Distributors Public market vehicles 47% 36% 17% Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric Our platform is highly diversified across different strategies and clients 58 % of net revenues come from private market strategies ² 52 % of AUM is in long term products ¹ AUM diversified across five different distribution channels AUM 3Q’23 Net Revenues 3Q’23 LTM See notes and definitions at end of document AUM 3Q’23

12 92% 8% Private Equity Infrastructure Vinci holds a strong long - term upside from realization of performance fees in private market funds Gross Accrued Performance Fees – Private Market Funds ▪ Accrued performance fees receivable of R$201.0 million in the 3Q’23, up 11% quarter - over - quarter. ▪ The VCP strategy¹ in Private Equity accounted for R$184.8 million in accrued performance fees, or 92% of total performance fe es. ▪ Vinci Partners had, as of 3Q’23, R$8 billion in performance eligible AUM coming from Private Markets’ funds still within inve stm ent period. ▪ Accrued performance fees coming from the Infrastructure strategy are the only fees booked as unrealized in the company's bala nce sheet as of the third quarter of 2023, following IFRS 15 rules. The outstanding accrued performance fees balance reflects the funds' most recent mark and are not booked in the company's bal anc e sheet yet. R$201.0 mm Accrued Performance Fees (R$ mm) Accrued Performance Fees by Strategy (%) Vinci Partners recognizes the performance revenue according to IFRS 15 . Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement . The fund FIP Infra Transmissão in Infrastructure had R $ 15 . 5 million as of the end of the third quarter of 2023 booked as unrealized performance fees in the company ´ s balance sheet . Accrued performance fees shown for Private Equity funds of R $ 184 . 8 million and for the Infrastructure fund VIAS, of R $ 0 . 6 million, as of the end of the third quarter of 2023 have not been booked as unrealized performance fees in the company ´ s balance sheet . See notes and definitions at end of document

13 95 105 7 2 103 107 3Q'22 3Q'23 Management fees Advisory fees 272 293 18 21 289 314 3Q'22 YTD 3Q'23 YTD Management fees Advisory fees Fee Related Revenues Management fees remain the main contributor to revenues, accounting for 89% of total revenues over the 3Q’23 YTD ▪ Fee related revenues totaled R$107.0 million in the quarter, up 4% year - over - year, while management fees alone accounted for a 1 0% growth year - over - year. In the third quarter, as private market funds, such as VCP IV and VICC, closed additional commitments, the platform benefitted from additional catch - up fees, cha rged retroactively since each fund ´ s start date. ▪ Fee related revenues accounted for R$314.2 million over the 3Q’23 YTD, up 9% when compared to the 3Q’22 YTD. Fee Related Revenues 3Q’23 vs. 3Q’22 ( R$mm ) Fee Related Revenues 3Q’23 YTD vs. 3Q’22 YTD ( R$mm ) + 9% + 4%

14 20 20 22 24 7 7 5 5 54 57 3Q'22 3Q'23 Bonus compensation Corporate center Segment Personnel expenses Other G&A 57 65 62 69 19 22 13 14 152 170 3Q'22 YTD 3Q'23 YTD Bonus compensation Corporate center Segment Personnel expenses Other G&A Operating Expenses ▪ Total operating expenses of R$56.6 million in the quarter, up 6% year - over - year. Disregarding bonus compensation, total operatin g expenses totaled R$36.9 million, up 11% year - over - year, with the incorporation of Vinci SPS contributing significantly to the overall increase. ▪ Total operating expenses of R$170.1 million during the 3Q’23 YTD, an increase of 12% when compared to the 3Q’22 YTD. Total Expenses 3Q’23 YTD vs. 3Q’23 YTD ( R$mm ) + 12% + 6% Total Expenses 3Q’23 vs. 3Q’22 ( R$mm )

15 140 151 3Q'22 YTD 3Q'23 YTD 50 51 3Q'22 3Q'23 Fee Related Earnings (FRE) ▪ Fee Related Earnings (FRE) of R$51.3 million (R$0.95/share) in the quarter, up 4% year - over - year on an absolute basis and 7% yea r - over - year on an FRE per share¹ basis. This growth was primarily driven by catch - up fees in VCP IV and VICC in the quarter. ▪ FRE of R$151.1 million (R$2.79/share) in the 3Q’23 YTD, up 8% when compared to the 3Q’22 YTD. ▪ FRE Margin was 48% for the 3Q’23, remaining flat when compared to the 3Q’22. See notes and definitions at end of document FRE per share ¹ R$0.95 R$0.89 R$2.79 R$2.52 48% 48% Fee Related Earnings 3Q’23 vs. 3Q’22 ( R$mm ) Fee Related Earnings 3Q’23 YTD vs. 3Q’22 YTD ( R$mm ) % FRE margin + 4% 48% 48% + 8% + 7% Per share + 10% Per share

16 (1) 1 3Q'22 3Q'23 4 8 3Q'22 YTD 3Q'23 YTD Performance Related Earnings (PRE) ▪ Performance related earnings (PRE) of R$1.1 million in the quarter. Most of our open - end funds charge performance fees semiannua lly, recognizing revenues in June and December, thus first and third quarters usually are expected to show lower levels of performance from domestic open - ended funds. ▪ PRE¹ was R$7.8 million (R$0.14/share) over the 3Q’23 YTD, up 92% when compared to the 3Q’22 YTD. Performance Related Earnings 3Q’23 vs. 3Q’22 ( R$mm ) Performance Related Earnings 3Q’23 YTD vs. 3Q’22 YTD ( R$mm ) % PRE margin 52% 57% R$(0.01) R$0.02 R$0.07 R$0.14 See notes and definitions at end of document 55% N/A + 92% N/A Per share + 97% Per share PRE per share¹

17 32 12 6 5 37 17 3Q'22 3Q'23 Realized Financial Income Realized GP Investment Income 77 62 13 15 89 77 3Q'22 YTD 3Q'23 YTD Realized Financial Income Realized GP Investment Income Realized GP Investment and Financial income ▪ Realized GP Investment¹ and Financial income² of R$16.7 million in the 3Q’23, down 55% year - over - year. This quarter, global mark ets experienced a short - term adjustment in long - duration interest rates due to a prolonged rate hike in the US and also an excess supply of bonds by the US Treasury. Despite a positive 2Q’23, marked by the start of an interest rates easing cycle, Brazil suffered from this short - term adjustment in interest rates in the 3Q’23, adversely affecting mark - to - market values and, consequently, our liquid portfolio. ▪ Realized GP Investment income of R$4.7 million in the quarter, coming primarily from dividend distributions of the company’s pro prietary stake in listed REITs. ▪ Realized GP Investment¹ and Financial income² accounted for R$77.1 million over the 3Q’23 YTD, down 14% when compared to the 3Q’ 22 YTD. See notes and definitions at end of document Realized GP Investment¹ and Financial income² 3Q’23 vs 3Q’22 ( R$mm ) (14)% Realized GP Investment¹ and Financial income² 3Q’23 YTD vs 3Q’22 YTD ( R$mm ) (55)%

18 73 52 3Q'22 3Q'23 192 182 3Q'22 YTD 3Q'23 YTD Adjusted Distributable Earnings (DE) ▪ Adjusted Distributable Earnings (DE)¹ of R$51.8 million (R$0.96/share) in the quarter, down 29% year - over - year on an absolute ba sis and 27% year - over - year on an Adjusted DE per share² basis. This downturn was attributed to weaker performance from our liquid portfolio this quarter, resulting in reduced contri but ions from financial income. ▪ Adjusted DE was R$182.2 million (R$3.36/share) in the 3Q’23 YTD, down 5% when compared to the 3Q’22 YTD and down 3% on an Adj ust ed DE per share² basis. Adjusted Distributable Earnings (DE) 3Q’23 vs. 3Q’22 ( R$mm ) Adjusted Distributable Earnings (DE) 3Q’23 YTD vs. 3Q’22 YTD ( R$mm ) (29)% % Adjusted DE margin R$1.32 R$0.96 (5)% 45% 49% R$3.45 R$3.36 See notes and definitions at end of document 41% 51% (27)% Per share (3)% Per share Adjusted DE per share²

19 22.41 22.36 2Q'23 3Q'23 Net Cash and Investments per share 4 (R$/share) Share Repurchase Activity (in R$ million, unless mentioned) 2Q'23 3Q'23 Total Shares Repurchased (number of shares) 558,349 705,518 Total Capital Used for Share Repurchases 24.1 34.9 Remaining Share Repurchase Plan Authorization 47.8 12.5 Average Price Paid Per Share (US$) 8.7 10.1 (in R$ million, unless mentioned) 2Q'23 3Q'23 Cash and cash equivalents¹ 154.0 184.2 Investments 1,189.2 1,138.2 Liquid funds² 827.1 740.2 GP Fund Investments³ 362.2 398.0 Debt Obligations 4 (128.7) (117.7) Net Cash and Investments 1,214.5 1,204.7 Net Cash and Investments per share 5 (R$/share) 22.41 22.36 Balance Sheet Highlights ▪ As of September 29, 2023, Vinci Partners had R$1.2 billion (R$22.36/share) in total net cash and investments, that comprise c ash , cash equivalents and investments (liquid funds and GP fund investments at fair value) net of debt obligations. ▪ Vinci Partners repurchased 705,518 shares in the quarter with an average share price of US$10.1. As of September 29, 2023, th e c ompany had R$12.5 million remaining in its current authorized share repurchase plan. See notes and definitions at end of document

Segment Highlights

21 63% 16% 16% 5% Financials by segment ▪ Fee Related Earnings (FRE), disregarding Vinci Retirement Services segment, were R$157.1 million over the 3Q’23 YTD, with 63% of FRE coming from Private Markets, followed by IP&S and Liquid Strategies both accounting for 16% and Corporate Advisory for 5%. ▪ Segment Distributable Earnings, disregarding Vinci Retirement Services segment, were R$179.6 million over the 3Q’23 YTD, with 64 % coming from Private Markets’ strategies, followed by Liquid Strategies accounting for 17%, IP&S for 14% and Corporate Advisory for 5%. Segment Distributable Earnings 3Q’23 YTD by Segment Fee Related Earnings (FRE) 3Q’23 YTD by Segment R$157 mm R$180 mm 64% 14% 17% 5% Private Markets IP&S Liquid Strategies Corporate Advisory

22 Private Equity 46% Real Estate 20% Credit 18% Infrastructure 9% Vinci SPS 7% Private Markets' AUM (R$ thousands, unless mentioned) 3Q'22 2Q'23 3Q'23 ∆ YoY (%) 3Q'22 YTD 3Q'23 YTD ∆ YoY (%) Net revenue from management fees 52,949 57,842 68,323 29% 147,362 184,596 25% Net revenue from advisory fees 560 275 275 (51)% 1,301 824 (37)% Total Fee Related Revenues 53,509 58,117 68,597 28% 148,663 185,420 25% Segment personnel expenses (3,148) (3,719) (3,685) 17% (8,807) (10,913) 24% Other G&A expenses (2,549) (2,540) (2,835) 11% (7,715) (6,813) (12)% Corporate center expenses (11,287) (13,205) (14,867) 32% (31,668) (41,090) 30% Bonus compensation related to management and advisory (9,662) (8,817) (10,109) 5% (24,395) (28,038) 15% Total Fee Related Expenses (26,646) (28,281) (31,496) 18% (72,585) (86,853) 20% FEE RELATED EARNINGS (FRE) 26,863 29,836 37,102 38% 76,078 98,567 30% FRE Margin (%) 50.2% 51.3% 54.1% 51.2% 53.2% Net revenue from performance fees (2,559) 2,528 464 N/A (201) 2,999 N/A Realized performance fees 11 2,528 464 3,965% 1,734 2,999 73% Unrealized performance fees (2,571) – – N/A (1,935) – N/A Performance based compensation 905 (1,118) (205) N/A 70 (1,326) N/A PERFORMANCE RELATED EARNINGS (PRE) (1,654) 1,410 259 N/A (131) 1,673 N/A PRE Margin (%) 64.6% 55.8% 55.8% 65.1% 55.8% ( - ) Unrealized performance fees 2,571 – – N/A 1,935 – N/A (+) Unrealized performance compensation (910) – – N/A (685) – N/A (+) Realized GP investment income 5,738 4,179 4,699 (18)% 12,709 14,759 16% SEGMENT DISTRIBUTABLE EARNINGS 32,607 35,425 42,059 29% 89,906 114,999 28% Segment DE Margin (%) 55.0% 56.9% 57.4% 55.7% 57.4% ASSETS UNDER MANAGEMENT (AUM R$million) 27,603 29,367 30,347 10% 27,603 30,347 10% FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ million) 24,183 26,076 27,060 12% 24,183 27,060 12% AVERAGE MANAGEMENT FEE RATE (%) 0.87% 0.85% 0.98% 0.89% 0.90% Private Markets R$30 bn AUM ▪ Fee related earnings (FRE) of R$37.1 million in the quarter, up 38% year - over - year. This growth was driven by a combination of c atch - up fees for VCP IV and VICC, and the positive impact of our strong fundraising efforts over the last twelve months. ▪ FRE was R$98.6 million over the 3Q’23 YTD, an increase of 30% when compared to the 3Q’22 YTD. ▪ Segment Distributable Earnings of R$42.1 million in the quarter, up 29% year - over - year. Segment DE was R$115.0 million over the 3Q’23 YTD, an increase of 28% when compared to the 3Q’22 YTD, driven by growth in FRE. ▪ Total AUM of R$30.3 billion in the quarter, a 10% year - over - year increase moved by strong fundraising, with highlights to Privat e Equity and Infrastructure.

23 Separate Mandates 70% Pension Plans 13% International 8% Commingled Funds 9% IP&S AUM (R$ thousands, unless mentioned) 3Q'22 2Q'23 3Q'23 ∆ YoY (%) 3Q'22 YTD 3Q'23 YTD ∆ YoY (%) Net revenue from management fees 21,692 17,426 17,435 (20)% 62,995 54,014 (14)% Net revenue from advisory fees 7 8 8 11% 21 23 10% Total Fee Related Revenues 21,699 17,434 17,443 (20)% 63,016 54,037 (14)% Segment personnel expenses (1,075) (1,575) (1,397) 30% (3,980) (4,126) 4% Other G&A expenses (622) (580) (611) (2)% (1,672) (2,053) 23% Corporate center expenses (4,923) (3,978) (3,794) (23)% (13,852) (12,039) (13)% Bonus compensation related to management and advisory (4,125) (3,551) (3,645) (12)% (11,837) (11,055) (7)% Total Fee Related Expenses (10,745) (9,684) (9,447) (12)% (31,341) (29,273) (7)% FEE RELATED EARNINGS (FRE) 10,954 7,750 7,996 (27)% 31,675 24,764 (22)% FRE Margin (%) 50.5% 44.4% 45.8% 50.3% 45.8% Net revenue from performance fees 1,167 1,490 13 (99)% 2,194 2,292 4% Realized performance fees 1,167 1,490 13 (99)% 2,194 2,292 4% Unrealized performance fees – – – N/A – – N/A Performance based compensation (698) (745) (6) (99)% (1,142) (1,067) (7)% PERFORMANCE RELATED EARNINGS (PRE) 469 745 6 (99)% 1,052 1,225 16% PRE Margin (%) 40.2% 50.0% 50.0% 48.0% 53.4% ( - ) Unrealized performance fees – – – N/A – – N/A (+) Unrealized performance compensation – – – N/A – – N/A SEGMENT DISTRIBUTABLE EARNINGS 11,422 8,495 8,003 (30)% 32,727 25,989 (21)% Segment DE Margin (%) 50.0% 44.9% 45.8% 50.2% 46.1% ASSETS UNDER MANAGEMENT (AUM R$million) 25,029 24,041 23,560 (6)% 25,029 23,560 (6)% FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ million) 24,911 23,940 23,458 (6)% 24,911 23,458 (6)% AVERAGE MANAGEMENT FEE RATE (%) 0.38% 0.32% 0.33% 0.38% 0.33% Investment Products & Solutions ▪ Fee related earnings (FRE) of R$8.0 million in the quarter, down 27% year - over - year. This decline resulted from a shift in the f undraising mix within the IP&S segment and redemptions in a specific pension fund, which carries higher fees. The segment has significantly increased fundraising in the Separate Mandate s s trategy, that carries lower fees, contributing to the decrease in the average management fee rate. FRE was R$24.8 million over the 3Q’23 YTD, a decrease of 22% when compared to the 3Q’22 YTD. ▪ Performance related earnings (PRE) over the 3Q’23 YTD was R$1.2 million, an increase of 16% when compared to the 3Q’22 YTD. ▪ Segment Distributable Earnings of R$8.0 million in the quarter, down 30% year - over - year. Segment DE was R$26.0 million over the 3Q’23 YTD, a decrease of 21% when compared to the 3Q’22 YTD, that posted higher contributions from FRE. ▪ Total AUM of R$23.6 billion, down 6% year - over - year. R$24 bn AUM

24 Public Equities 75% Hedge Funds 25% Liquid Strategies' AUM (R$ thousands, unless mentioned) 3Q'22 2Q'23 3Q'23 ∆ YoY (%) 3Q'22 YTD 3Q'23 YTD ∆ YoY (%) Net revenue from management fees 20,720 17,492 18,950 (9)% 61,502 54,735 (11)% Net revenue from advisory fees – – – N/A – – N/A Total Fee Related Revenues 20,720 17,492 18,950 (9)% 61,502 54,735 (11)% Segment personnel expenses (1,398) (1,328) (1,328) (5)% (4,176) (4,264) 2% Other G&A expenses (1,009) (861) (867) (14)% (2,465) (2,438) (1)% Corporate center expenses (4,643) (3,993) (4,123) (11)% (13,438) (12,192) (9)% Bonus compensation related to management and advisory (4,134) (3,244) (3,431) (17)% (12,005) (10,145) (15)% Total Fee Related Expenses (11,185) (9,426) (9,749) (13)% (32,084) (29,039) (9)% FEE RELATED EARNINGS (FRE) 9,535 8,066 9,202 (3)% 29,418 25,696 (13)% FRE Margin (%) 46.0% 46.1% 48.6% 47.8% 46.9% Net revenue from performance fees 1,424 6,747 1,582 11% 5,049 9,495 88% Realized performance fees 1,424 6,747 1,582 11% 5,049 9,495 88% Unrealized performance fees – – – N/A – – N/A Performance based compensation (743) (3,505) (713) (4)% (1,924) (4,633) 141% PERFORMANCE RELATED EARNINGS (PRE) 681 3,242 869 28% 3,125 4,862 56% PRE Margin (%) 47.8% 48.0% 54.9% 61.9% 51.2% ( - ) Unrealized performance fees – – – N/A – – N/A (+) Unrealized performance compensation – – – N/A – – N/A SEGMENT DISTRIBUTABLE EARNINGS 10,216 11,308 10,070 (1)% 32,543 30,558 (6)% Segment DE Margin (%) 46.1% 46.7% 49.0% 48.9% 47.6% ASSETS UNDER MANAGEMENT (AUM R$million) 10,760 11,472 11,288 5% 10,760 11,288 5% FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ million) 10,606 11,278 11,089 5% 10,606 11,089 5% AVERAGE MANAGEMENT FEE RATE (%) 0.86% 0.70% 0.71% 0.79% 0.73% Liquid Strategies ▪ Fee related earnings (FRE) of R$9.2 million in the quarter, down 3% year - over - year. This decrease can be attributed to a shift i n the fee mix, as the macroeconomic landscape has been conductive to the expansion of Exclusive Mandates, that carry lower fees. FRE was R$25.7 million over the 3Q’23 YTD, a decrea se of 13% compared to the 3Q’22 YTD. ▪ Performance related earnings (PRE) of R$0.9 million in the quarter, up 28% year - over - year. PRE was R$4.9 million over the 3Q’23 YTD, an increase of 56% when compared to the 3Q’22 YTD. ▪ Segment Distributable Earnings of R$10.1 million in the quarter, down 1% year - over - year. Segment Distributable Earnings was R$30 .6 million over the 3Q’23 YTD, a decrease of 6% when compared to the 3Q’22 YTD, driven by a reduction in contributions from FRE. ▪ AUM was R$11.3 billion in the quarter, up 5% year - over - year. R$11 bn AUM

25 Corporate Advisory ▪ Fee related earnings (FRE) of negative R$0.5 million in the quarter. ▪ FRE was R$8.1 million over the 3Q’23 YTD, an increase of 7% when compared to the 3Q’22 YTD. ▪ Segment Distributable Earnings over the 3Q’23 YTD were R$8.1 million, an increase of 7% year - over - year when compared to the 3Q’2 2 YTD. (R$ thousands, unless mentioned) 3Q'22 2Q'23 3Q'23 ∆ YoY (%) 3Q'22 YTD 3Q'23 YTD ∆ YoY (%) Net revenue from management fees – – – N/A – – N/A Net revenue from advisory fees 6,700 13,768 2,000 (70)% 16,279 19,954 23% Total Fee Related Revenues 6,700 13,768 2,000 (70)% 16,279 19,954 23% Segment personnel expenses (502) (525) (491) (2)% (1,537) (1,487) (3)% Other G&A expenses (82) (241) (229) 179% (456) (544) 19% Corporate center expenses (1,121) (1,120) (1,206) 8% (3,127) (3,456) 11% Bonus compensation related to management and advisory (1,379) (4,735) (623) (55)% (3,587) (6,381) 78% Total Fee Related Expenses (3,084) (6,622) (2,548) (17)% (8,707) (11,868) 36% FEE RELATED EARNINGS (FRE) 3,616 7,146 (548) N/A 7,572 8,086 7% FRE Margin (%) 54.0% 51.9% N/A 46.5% 40.5% SEGMENT DISTRIBUTABLE EARNINGS 3,616 7,146 (548) N/A 7,572 8,086 7% Segment DE Margin (%) 54.0% 51.9% N/A 46.5% 40.5%

26 (R$ thousands, unless mentioned) 3Q'22 2Q'23 3Q'23 ∆ YoY (%) 3Q'22 YTD 3Q'23 YTD ∆ YoY (%) Net revenue from management fees – 9 38 N/A – 47 N/A Net revenue from advisory fees – – – N/A – – N/A Total Fee Related Revenues – 9 38 N/A – 47 N/A Segment personnel expenses (386) (429) (582) 51% (791) (1,433) 81% Other G&A expenses (463) (814) (815) 76% (1,098) (2,003) 82% Corporate center expenses (92) (112) (121) 31% (92) (348) 276% Bonus compensation related to management and advisory (500) (703) (939) 88% (2,514) (2,239) (11)% Total Fee Related Expenses (1,441) (2,058) (2,456) 70% (4,496) (6,023) 34% FEE RELATED EARNINGS (FRE) (1,441) (2,049) (2,418) 68% (4,496) (5,976) 33% FRE Margin (%) N/A N/A N/A N/A N/A Net revenue from performance fees – – – N/A – – N/A Realized performance fees – – – N/A – – N/A Unrealized performance fees – – – N/A – – N/A Performance based compensation – – – N/A – – N/A PERFORMANCE RELATED EARNINGS (PRE) – – – N/A – – N/A PRE Margin (%) N/A N/A N/A N/A N/A ( - ) Unrealized performance fees – – – N/A – – N/A (+) Unrealized performance compensation – – – N/A – – N/A SEGMENT DISTRIBUTABLE EARNINGS (1,441) (2,049) (2,418) 68% (4,496) (5,976) 33% Segment DE Margin (%) N/A N/A N/A N/A N/A ASSETS UNDER MANAGEMENT (AUM R$million) – 15 37 N/A – – N/A AVERAGE MANAGEMENT FEE RATE (%) – 0.42% 0.60% – 0.56% Retirement Services ▪ Fee Related Earnings (FRE) of negative R$2.4 million in the quarter. FRE was negative R$6.0 million in the 3Q’23 YTD. ▪ VRS started to contribute to AUM numbers and management fee revenues in the 2Q’23.

Supplement Details

28 AUM and Fee - Earning AUM Rollforward Assets Under Management (AUM) – R$ million Fee - Earning Assets Under Management (FEAUM) – R$ million For the Three Months Ended September 29, 2023 For the Three Months Ended September 29, 2023 For the Twelve Months Ended September 29 , 2023 For the Twelve Months Ended September 29 , 2023 Private Public IP&S Infrastructure Real Estate Private Credit Hedge VRS Vinci SPS Total Equity Equities Funds Beginning balance 13,511 8,672 24,041 2,431 6,008 5,308 2,800 15 2,108 64,895 (+/ - ) Capital Subscription / (capital return) 551 – – 273 187 (59) – – (116) 836 (+) Capital Subscription 638 – – 331 305 – – – 3 1,277 ( - ) Capital Return (86) – – (58) (118) (59) – – (119) (441) (+) Acquisitions – – – – – – – – – – (+/ - ) Net Inflow / (outflow) – (103) (697) – 8 8 48 21 – (715) (+/ - ) Appreciation / (depreciation) (91) (124) 216 27 17 77 (5) 0 99 216 Ending Balance 13,971 8,445 23,560 2,731 6,220 5,335 2,843 37 2,091 65,231 Private Public IP&S Infrastructure Real Estate Private Credit Hedge VRS Vinci SPS Total Equity Equities Funds Beginning balance 13,650 7,868 25,029 1,505 5,888 4,465 2,892 – 2,096 63,392 (+/ - ) Capital Subscription / (capital return) 1,025 – 55 1,139 (31) 238 – – (300) 2,127 (+) Capital Subscription 1,286 – 55 1,275 409 500 – – 50 3,575 ( - ) Capital Return (261) – (0) (136) (439) (262) – – (350) (1,448) (+) Acquisitions – – – – – – – – – – (+/ - ) Net Inflow / (outflow) – 123 (2,273) – (100) 278 (318) 36 – (2,254) (+/ - ) Appreciation / (depreciation) (705) 454 749 87 464 354 269 1 296 1,967 Ending Balance 13,971 8,445 23,560 2,731 6,220 5,335 2,843 37 2,091 65,231 Private Public IP&S Infrastructure Real Estate Private Credit Hedge VRS Vinci SPS Total Equity Equities Funds Beginning balance 10,268 8,623 23,940 2,383 6,008 5,308 2,655 15 2,108 61,310 (+/ - ) Capital Subscription / (capital return) 526 – – 273 187 (59) – – (116) 811 (+) Capital Subscription 638 – – 331 305 – – – 3 1,277 ( - ) Capital Return (111) – – (58) (118) (59) – – (119) (466) (+) Acquisitions – – – – – – – – – (+/ - ) Net Inflow / (outflow) – (103) (697) – 8 8 48 21 – (715) (+/ - ) Appreciation / (depreciation) (62) (125) 216 27 17 77 (9) 0 99 239 Ending Balance 10,733 8,395 23,458 2,682 6,220 5,335 2,694 37 2,091 61,644 Private Public IP&S Infrastructure Real Estate Private Credit Hedge VRS Vinci SPS Total Equity Equities Funds Beginning balance 10,288 7,805 24,911 1,447 5,888 4,465 2,801 – 2,096 59,700 (+/ - ) Capital Subscription / (capital return) 1,001 – 55 1,145 (31) 238 – – (300) 2,108 (+) Capital Subscription 1,274 – 55 1,275 409 500 – – 50 3,562 ( - ) Capital Return (273) – (0) (130) (439) (262) – – (350) (1,454) (+) Acquisitions – – – – – – – – – – (+/ - ) Net Inflow / (outflow) – 131 (2,217) – (100) 278 (359) 36 – (2,232) (+/ - ) Appreciation / (depreciation) (556) 460 710 90 464 354 252 1 296 2,069 Ending Balance 10,733 8,395 23,458 2,682 6,220 5,335 2,694 37 2,091 61,644

29 Fund Segment NAV¹ (R$ million) 3Q’23 YTD 12 M 24 M Market Comparison Index Rate Vinci Multiestratégia FIM Hedge Funds 357.5 2.0% 9.5% 12.3% 24.3% CDI 4 CDI 4 Atlas Strategy² Hedge Funds 290.0 0.4% 5.6% 4.0% 14.2% CDI 4 CDI 4 Vinci Total Return Hedge Funds 227.2 (1.8)% 13.9% 7.9% 18.9% IPCA 6 + Yield IMA - B 7 IPCA 6 + Yield IMA - B 7 Mosaico Strategy Public Equities 809.3 (0.8)% 10.5% 3.7% (0.0)% IBOV 5 IBOV 5 Vinci Gas Dividendos FIA Public Equities 493.9 (1.2)% 5.9% 4.5% 11.0% IBOV 5 IBOV 5 Vinci Valorem FIM IP&S 1,591.5 1.0% 9.0% 10.7% 20.1% IMA - B 5 7 IMA - B 5 7 Equilibrio Strategy³ IP&S 2,604.3 1.3% 8.8% 10.4% 18.8% IPCA 6 - Vinci Retorno Real FIM IP&S 191.8 (1.8)% 8.5% 9.5% 22.0% IMA - B 7 IMA - B 7 Vinci Crédito Imobiliário I Private Credit 112.6 2.7% 8.7% 12.9% 22.7% IPCA 6 IPCA 6 +7.785% Vinci Crédito Imobiliário II Private Credit 821.6 (0.9)% 10.1% 11.0% 22.8% IPCA 6 IPCA 6 + 6% Vinci Crédito Estruturado Mult . Plus FIC FIM Private Credit 125.7 3.6% 9.1% 12.9% 27.4% CDI 4 CDI 4 Vinci Energia Sustentável Private Credit 586.6 1.5% 10.0% 9.9% 19.7% IPCA 6 IPCA 6 + 6% Vinci Crédito Multiestratégia Private Credit 352.2 2.3% 6.8% 8.7% 23.3% CDI 4 IPCA 6 + 5% VISC11 Real Estate (listed REIT) 2,190.6 1.7% 20.0% 16.7% 37.5% IFIX 8 IPCA 6 + 6% VILG11 Real Estate (listed REIT) 1,595.4 (1.6)% 13.9% 5.2% 19.5% IFIX 8 IPCA 6 + 6% VINO11 Real Estate (listed REIT) 139.5 (7.9)% (5.1)% (7.7)% (15.8)% IFIX 8 IPCA 6 + 6% VIFI11 Real Estate / Private Credit (listed REIT) 67.2 6.4% 30.1% 21.5% 36.9% IFIX 8 IFIX 8 VIUR11 Real Estate (listed REIT) 215.5 (1.2)% 11.2% 11.1% 20.2% IFIX 8 IPCA 6 + 6% VCRI11 Real Estate / Private Credit (listed REIT) 146.9 (1.1)% 3.0% 8.1% 3.9% IFIX 8 IPCA 6 + X 9 % VICA11 Real Estate / Private Credit (REIT) 375.3 0.2% (0.0)% 0.5% 1.5% IFIX 8 CDI 4 + 1% VINCI FOF IMOBILIARIO FIM CP Real Estate (REIT) 59.3 3.1% 16.1% 12.6% 30.2% IFIX 8 IFIX 8 VIGT11 Infrastructure (listed) 654.2 (0.3)% 8.1% 0.9% (2.7)% - - Investment records – IP&S, Liquid Strategies, Private Credit and Listed Funds Benchmark 3Q’23 YTD 12 M 24 M IBOV 5 (1.3)% 6.2% 5.9% 5.0% CDI 4 3.2% 9.9% 13.4% 25.8% IMA - B 5 7 1.7% 8.9% 11.6% 22.0% IPCA 6 + Yield IMA - B 7 1.8% 8.2% 11.1% 27.0% IPCA 6 0.6% 3.5% 5.2% 12.7% IFIX 8 2.0% 12.3% 7.6% 18.5% See notes and definitions at end of document

30 Fund Segment Vintage year Committed Capital Invested Capital Realized or Unrealized Total Value Gross MOIC Gross MOIC Gross IRR Gross IRR Partially Realized (R$mm) (R$mm) (R$mm) (R$mm) (R$mm) (BRL) (USD) (BRL) (USD) Fund 1 Private Equity 2004 1,415 1,206 5,065 136 5,200 4.3x 4.0x 71.5% 77.2% VCP II Private Equity 2011 2,200 2,063 1,892 2,274 4,167 2.0x 1.1x 10.5% 1.4% VCP III Private Equity 2018 4,000 2,236 49 4,191 4,240 1.8x 1.8x 36.2% 31.8% VCP IV Private Equity 2022 1,916 – – – – – – – – VCP Strategy² Private Equity 9,531 5,505 7,006 6,601 13,607 2.5x 2.2x 64.7% 70.2% NE Empreendedor Private Equity 2003 36 13 26 – 26 2.1x 2.6x 22.0% 30.5% Nordeste III Private Equity 2017 240 135 93 144 237 1.8x 1.5x 19.4% 13.1% VIR IV Private Equity 2020 1,000 375 151 348 499 1.3x 1.4x 28.5% 36.5% VIR Strategy³ Private Equity 1,276 522 270 492 762 1.5x 1.5x 22.4% 28.5% SPS I Vinci SPS 2018 128 188 180 144 324 1.7x 1.5x 26.2% 19.6% SPS II Vinci SPS 2020 671 1,004 700 767 1,467 1.5x 1.5x 26.7% 29.4% SPS III Vinci SPS 2021 1,070 549 92 589 681 1.2x 1.3x 30.0% 35.4% Vinci SPS Strategy 4 Vinci SPS 1,869 1,741 971 1,501 2,472 1.4x 1.5x 27.0% 27.5% FIP Transmissão 5 Infrastructure 2017 211 104 256 120 375 3.6x 2.8x 59.8% 44.9% VIAS 6 Infrastructure 2021 386 350 – 409 409 1.2x 1.2x 22.0% 28.1% VICC 7 Infrastructure 2023 1,291 – – – – – – – – VFDL 8 Real Estate 2021 422 189 6 209 215 1.1x 1.2x 14.8% 17.4% Vinci Credit Infra 9 Private Credit 2022 1,400 438 – 448 448 1.1x 1.1x NM NM Pro Forma Historical Portfolio Performance - Excluding PIPE Investments¹ Investment records – Closed End Private Markets funds See notes and definitions at end of document

31 Shareholder Dividends ($ in thousands) 1H21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q’22 4Q’22 1Q’23 2Q’23 3Q'23 Distributable Earnings (R$) 101,976 61,743 68,515 53,255 60,435 72,842 55,792 60,006 70,369 51,820 Distributable Earnings (US$)¹ 19,397 11,377 13,637 10,615 11,795 14,281 10,618 11,994 14,290 10,647 DE per Common Share (US$)² 0.34 0.20 0.24 0.19 0.21 0.26 0.19 0.22 0.26 0.20 Actual Dividend per Common Share³ 0.30 0.16 0.20 0.17 0.17 0.20 0.17 0.16 0.20 0.17 Record Date Sep 01, 2021 Dec 01, 2021 Mar 10, 2022 May 24, 2022 Aug 25, 2022 Nov 23, 2022 Mar 01, 2023 May 25, 2023 Aug 24, 2023 Nov 22, 2023 Payable Date Sep 16, 2021 Dec 16, 2021 Mar 24, 2022 Jun 08, 2022 Sep 09, 2022 Dec 08, 2022 Mar 15, 2023 Jun 09, 2023 Sep 08, 2023 Dec 07, 2023 ▪ Vinci Partners generated R$0.96 or US$0.20¹ of Distributable Earnings per common share for the third quarter of 2023. ▪ The company declared a quarterly dividend of US$0.17² per common share to record holders as of November 22, 2023; payable on Dec ember 07 , 2023. See notes and definitions at end of document

32 Share Summary ▪ Common Shares Outstanding as of quarter end of 53,872,066 shares. x Repurchased 705,518 common shares in the quarter, with an average share price of US$10.1. x Repurchased 3,463,755 common shares since the announcement of the first share repurchase plan, with an average share price of US $10.7. x The second share repurchase plan was replaced by a new share repurchase plan initiated on February 14 th , 2023, limited to R$60 million. x Available authorization remaining was R$12.5 million on September 29, 2023. VINP Shares 1Q ' 21 2Q ' 21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 1Q23 2Q’23 3Q'23 Class B 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class A¹ 42,447,349 42,270,694 42,097,179 41,689,338 41,363,077 41,112,717 40,892,619 40,614,497 40,247,461 39,730,720 39,405,827 Common Shares 56,913,588 56,736,933 56,563,418 56,155,577 55,829,316 55,578,956 55,358,858 55,080,736 54,713,700 54,196,959 53,872,066 See notes and definitions at end of document

33 (R$ million, unless mentioned) Segment 3Q’23 Commitments Total Capital Committed 3Q’23 Capital Called Total Capital Called Capital Returned/Dividends Paid (3Q’23) Accumulated Capital Returned/Dividends Paid Fair value of investments Nordeste III Private Equity – 5.0 – 3.1 – 1.6 2.8 VCP III Private Equity – 3.1 0.0 2.8 – – 3.9 VIR IV Private Equity – 11.1 0.7 5.4 0.0 1.7 4.2 VCP IV Private Equity – 350.0 – – – – – FIP Infra Transmissão ( co - investment)¹ Infrastructure – 29.5 – 8.9 – 20.9 10.2 FIP Infra Transmissão¹ Infrastructure – 10.5 – 3.4 – 6.6 10.5 VIAS Infrastructure – 50.0 9.7 37.5 – – 43.6 Vinci Transporte e Logística II Infrastructure – 15.0 – – – – – Vinci Transporte e Logística I Infrastructure – 11.4 – 11.3 – – 2.9 VICC Infrastructure – 100.0 – – – – – VFDL Real Estate – 70.0 5.6 39.0 – – 42.6 VIUR Real Estate – 67.3 – 67.3 1.5 13.3 54.4 VINO Real Estate – 50.0 – 50.0 0.8 5.9 38.4 Vinci FOF Imobiliário Real Estate – 16.9 – 16.9 – 0.5 20.7 VCRI Real Estate/Private Credit – 80.0 – 80.0 2.2 16.5 69.5 VICA Real Estate/Private Credit – 23.0 – 23.0 0.8 3.4 22.8 Vinci Crédito Infra Institucional Private Credit – 100.0 28.5 36.2 – – 36.4 VSP FIM IP&S – 50.0 – 8.8 – – 10.5 VINCI PIPE Public Equities – 25.0 – 25.0 – – 24.3 Total – 1,067.8 44.6 418.7 5.3 70.6 398.0 GP Commitment in Vinci Partners funds ▪ As of September 29, 2023, the company had R$1.1 billion in capital commitments signed to proprietary funds. ▪ Total GP Investments marked at fair value of R$398.0 million as of September 29, 2023. See notes and definitions at end of document

34 56% 20% 24% Private Markets IP&S Liquid Strategies PERFORMANCE FEE ELIGIBLE AUM (PEAUM) Segment/Fund AUM R$mm Index type Index Rate Status VCP III - Onshore 1,274 Preferred Return w/ Catch - Up² IPCA 5 + 8% Currently generating performance VCP III - Offshore 3,456 Preferred Return w/ Catch - Up² USD + 8% Currently generating performance Other PE Onshore Vehicles 1,931 Preferred Return w/ Catch - Up² IPCA 5 + 8% Within investment period Other PE Offshore Vehicles 905 Preferred Return w/ Catch - Up² USD + 8% Within investment period Nordeste III 228 Preferred Return w/ Catch - Up² IPCA 5 + 8.5% Currently generating performance Teman Pier 140 Preferred Return w/ Catch - Up² IPCA 5 + 5% Within investment period VIAS 424 Preferred Return 4 IPCA 5 + 6% Within investment period Transportation and Logistics strategy 151 Preferred Return 4 IPCA 5 + 6% Within investment period FIP Infra Transmissão 58 Preferred Return 4 IPCA 5 + 8% Currently generating performance VICC 1,267 Preferred Return 4 IPCA 5 Within investment period Listed REITs 2,526 Hurdle³ IPCA 5 + 6% Currently generating performance VFDL 438 Preferred Return 4 IPCA 5 + 6% Within investment period FOF Strategy 294 Hurdle³ IFIX 9 Currently generating performance VCI II 822 Preferred Return 4 IPCA 5 + 6% Within investment period VES 587 Preferred Return 4 IPCA 5 + 6% Within investment period VCM FIM 375 Preferred Return 4 IPCA 5 + 5% Within investment period Energia FIM 139 Hurdle³ CDI 10 Currently generating performance VCS 104 Hurdle³ IPCA 5 + 5% Within investment period VCI I 113 Not expected to pay performance VCE 386 Hurdle³ CDI 10 Currently generating performance SPS III 1,193 Preferred Return 4 CDI 10 Within investment period Others 1,297 Currently generating performance Others 3,070 Not expected to pay performance Total Private Markets 21,175 Vinci Valorem 1,777 Hurdle³ IMAB 5 6 Currently generating performance Separate Mandates 1,596 Hurdle³ IBOV 7 + alpha Currently generating performance International¹ 1,127 Currently generating performance Commingled Funds 604 Hurdle³ IBOV 7 + alpha Currently generating performance VSP 212 Preferred Return w/ Catch - Up² IPCA 5 + 8% Currently generating performance Others 2,314 Currently generating performance Total IP&S 7,629 SWF 4,432 Hurdle³ FTSE 8 Currently generating performance Mosaico Strategy 810 Hurdle³ IBOV 7 Currently generating performance Vinci Gas Dividendos 494 Hurdle³ IBOV 7 Currently generating performance Atlas Strategy 392 Hurdle³ CDI 10 Currently generating performance Vinci Multiestratégia 357 Hurdle³ CDI 10 Currently generating performance Vinci Total Return 459 Hurdle³ IPCA 5 + Yield IMAB 11 Currently generating performance Others 2,075 Currently generating performance Total Liquid Strategies 9,019 PEAUM TOTAL 37,823 Significant exposure to performance fee - eligible AUM ▪ Total Performance fee eligible AUM (PEAUM) of R$37.8 billion. ▪ Hurdle rate funds charge performance based on the fund’s return over its benchmark, generally with a high - watermark clause, except for the SWF mandate in Public Equities. ▪ Within our Private Market strategies, R$8 billion in AUM comes from “preferred return” funds with carried interest, that are still in investment period. PEAUM R$38 bn See notes and definitions at end of document

Reconciliations and Disclosures

36 (R$ thousands, unless mentioned) 3Q'22 2Q'23 3Q'23 ∆ YoY (%) 3Q'22 YTD 3Q'23 YTD ∆ YoY (%) REVENUES Net revenue from management fees 95,361 92,769 104,745 10% 271,861 293,391 8% Net revenue from performance fees 31 10,765 2,058 6,539% 7,042 14,786 110% Realized performance fees 2,602 10,765 2,058 (21)% 8,977 14,786 65% Unrealized performance fees (2,571) – – N/A (1,935) – N/A Net revenue from advisory 7,267 14,050 2,283 (69)% 17,600 20,801 18% Total net revenues from services rendered 102,659 117,584 109,086 6% 296,503 328,978 11% EXPENSES Bonus related to management and advisory (19,798) (21,049) (18,746) (5)% (54,337) (57,857) 6% Performance based compensation (537) (5,368) (925) 72% (2,996) (7,026) 135% Realized (1,448) (5,368) (925) (36)% (3,682) (7,026) 91% Unrealized 910 – – N/A 685 – N/A Total compensation and benefits (20,335) (26,417) (19,671) (3)% (57,332) (64,883) 13% Segment personnel expenses (6,509) (7,577) (7,483) 15% (19,291) (22,224) 15% Other general and administrative expenses (4,725) (5,036) (5,356) 13% (13,406) (13,850) 3% Corporate center expenses (22,067) (22,410) (24,110) 9% (62,178) (69,126) 11% Total expenses (53,636) (61,439) (56,620) 6% (152,207) (170,082) 12% Operating profit 49,023 56,145 52,466 7% 144,296 158,896 10% OTHER ITEMS GP Investment income 9,673 34,651 (3,347) N/A (1,707) 11,104 N/A Realized gain from GP investment income 5,738 4,179 4,699 (18)% 12,709 14,759 16% Unrealized gain from GP investment income 3,935 30,472 (8,046) N/A (14,416) (3,655) (75)% Financial income 31,701 30,183 12,027 (62)% 77,602 62,299 (20)% Realized gain from financial income 31,726 30,183 12,027 (62)% 76,723 62,299 (19)% Unrealized gain from financial income (25) – – N/A 879 – N/A Leasing expenses (2,297) (2,517) (2,394) 4% (7,169) (7,542) 5% Other items¹ (1,689) (11,573) (11,442) 577% (2,181) (22,864) 948% Share Based Plan (5,609) (3,493) (5,118) (9)% (8,813) (10,718) 22% Non - operational expenses² (523) – – N/A (6,594) – N/A Total Other Items 31,256 47,251 (10,274) N/A 51,138 32,279 (37)% Profit before income taxes 80,279 103,396 42,192 (47)% 195,433 191,175 (2)% ( - ) Income taxes ³ (11,072) (11,844) (10,375) (6)% (34,522) (35,100) 2% NET INCOME 69,207 91,552 31,817 (54)% 160,911 156,075 (3)% (+) Non - operational expenses² including income tax related to realized expense 353 – – N/A 5,425 – N/A ( - ) Contingent consideration adjustment related to acquisitions 4 – 4,804 5,655 – 7,785 ADJUSTED NET INCOME 69,560 96,356 37,472 (46)% 166,335 163,860 (1)% Financials - Income Statement (Unaudited) See notes and definitions at end of document

37 (R$ thousands, unless mentioned) 3Q'22 2Q'23 3Q'23 3Q'22 YTD 3Q'23 YTD OPERATING PROFIT 49,023 56,145 52,466 144,296 158,896 ( - ) Net revenue from realized performance fees (2,602) (10,765) (2,058) (8,977) (14,786) ( - ) Net revenue from unrealized performance fees 2,571 – – 1,935 – (+) Compensation allocated in relation to performance fees 537 5,368 925 2,996 7,026 FEE RELATED EARNINGS (FRE) 49,529 50,748 51,333 140,250 151,136 OPERATING PROFIT 49,023 56,145 52,466 144,296 158,896 ( - ) Net revenue from management fees (95,361) (92,769) (104,745) (271,861) (293,391) ( - ) Net revenue from advisory (7,267) (14,050) (2,283) (17,600) (20,801) (+) Bonus related to management and advisory 19,798 21,049 18,746 54,337 57,857 (+) Personnel expenses 6,509 7,577 7,483 19,291 22,224 (+) Other general and administrative expenses 4,725 5,036 5,356 13,406 13,850 (+) Corporate center expenses 22,067 22,410 24,110 62,178 69,126 PERFORMANCE RELATED EARNINGS (PRE) (506) 5,397 1,133 4,046 7,760 OPERATING PROFIT 49,023 56,145 52,466 144,296 158,896 ( - ) Net revenue from unrealized performance fees 2,571 – – 1,935 – (+) Compensation allocated in relation to unrealized performance fees (910) – – (685) – (+) Realized gain from GP investment income 5,738 4,179 4,699 12,709 14,759 SEGMENT DISTRIBUTABLE EARNINGS 56,422 60,324 57,165 158,255 173,655 NET INCOME 69,207 91,552 31,817 160,911 156,075 ( - ) Net revenue from unrealized performance fees 2,571 – – 1,935 – (+) Income tax from unrealized performance fees (296) – – (223) – (+) Compensation allocated in relation to unrealized performance fees (910) – – (685) – ( - ) Unrealized gain from GP investment income (3,935) (30,472) 8,046 14,416 3,655 (+) Income tax on unrealized gain from GP investment income 7 10 46 (48) 56 ( - ) Unrealized gain from financial income 25 – – (879) – ( - ) Income tax on unrealized gain from financial income – – – – – ( - ) Contingent consideration (earn - out) gain (loss), after - tax – 4,804 5,655 – 7,785 (+) Depreciation and amortization 1,223 2,028 1,646 3,183 5,452 (+) Share Based Plan 5,609 2,248 5,058 8,813 9,413 ( - ) Income Taxes on Share Based Plan (659) 199 (448) (892) (241) (+) Non - operational expenses including income tax related to realized expense 353 – – 5,425 – ADJUSTED DISTRIBUTABLE EARNINGS 73,195 70,369 51,820 191,957 182,195 TOTAL NET REVENUE FROM SERVICES RENDERED 102,659 117,584 109,086 296,503 328,978 ( - ) Net revenue from realized performance fees (2,602) (10,765) (2,058) (8,977) (14,786) ( - ) Net revenue from unrealized performance fees 2,571 – – 1,935 – NET REVENUE FROM MANAGEMENT FEES AND ADVISORY 102,628 106,819 107,028 289,461 314,192 Financials - Non - GAAP Reconciliation

38 Effective tax rate reconciliation See notes and definitions at end of document (R$ thousands, unless mentioned) 3Q'22 3Q'23 3Q'22 YTD 3Q'23 YTD Profit (loss) before income taxes 80,279 42,192 195,433 191,175 Combined statutory income taxes rate - % 34% 34% 34% 34% Income tax benefit (Expense) at statutory rates (27,295) (14,346) (66,447) (65,000) Reconciliation adjustments: Expenses not deductible (28) (542) (55) (606) Tax benefits 32 131 97 173 Share based payments (71) (76) (227) (329) Effect of presumed profit of subsidiaries¹ and offshore subsidiaries 16,458 4,498 32,123 30,570 Other additions (exclusions), net (168) (40) (13) 92 Income taxes expenses (11,072) (10,375) (34,522) (35,100) Current (12,501) (14,370) (38,058) (41,492) Deferred 1,429 3,995 3,536 6,392 Effective tax rate 14% 25% 18% 18%

39 17.7 18.7 0.9 8.0 3.5 2.9 4.9 16.4 19.8 0.5 8.3 1.2 3.7 3.7 General and Administrative Expenses 3Q 2022 (R$mm) 3 Q 2023 (R$mm) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$53.6 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$56.6 mm + 6%

40 Liabilities and equity 6/30/2023 9/29/2023 Current liabilities Trade payables 438 563 Deferred Revenue – 12,498 Leases 24,381 24,381 Accounts payable 7,338 7,601 Labor and social security obligations 52,689 73,763 Loans and Obligations 22,207 66,081 Taxes and contributions payable 19,292 18,880 Total current liabilities 126,345 203,767 Non - current liabilities Accounts payable – – Leases 54,085 50,035 Labor and social security obligations 2,906 4,439 Loans and Obligations 158,206 111,878 Deferred taxes 7,423 4,630 Retirement plans liabilities 13,401 34,701 236,021 205,683 Total liabilities 362,366 409,450 Equity Share capital 15 15 Additional paid - in capital 1,379,255 1,376,255 Treasury shares (154,247) (167,872) Retained Earnings 113,122 91,815 Other reserves 25,556 30,001 1,363,701 1,330,214 Non - controlling interests in the equity of subsidiaries 2,793 2,605 Total equity 1,366,494 1,332,819 Total liabilities and equity 1,728,860 1,742,269 Balance Sheet Assets 6/30/2023 9/29/2023 Current assets Cash and cash equivalents 153,992 184,215 Cash and bank deposits 31,403 38,042 Financial instruments at fair value through profit or loss 122,589 146,173 Financial instruments at fair value through profit or loss 1,182,812 1,131,389 Trade receivables 66,312 66,456 Sub - leases receivable 3,909 4,071 Taxes recoverable 1,921 2,631 Other assets 14,505 19,163 Total current assets 1,423,451 1,407,925 Non - current assets Financial instruments at fair value through profit or loss 6,423 6,776 Trade receivables 16,904 35,227 Sub - leases receivable 3,149 2,352 Taxes recoverable 294 433 Deferred taxes 10,721 11,923 Other receivables 928 633 38,419 57,344 Property and equipment 12,980 13,116 Right of use - Leases 60,054 57,849 Intangible assets 193,956 206,035 Total non - current assets 305,409 334,344 Total Assets 1,728,860 1,742,269

41 Notes and Definitions ▪ Notes to page 5 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ´ s eliminated on consolidation and excluding double counting from co - managed funds between our segments. (2) Adjusted Distributable Earnings per share is calculated as Distributable Earnings excluding non - operational expenses, consid ering the number of outstanding shares at the end of each quarter. Year - to - date values are calculated as the sum of the last three quarters. (3) LTM Dividend Yield is calculated considering 0.70 dividend/share for LTM and US$10.03/share as of November 07 th ,2023. (4) VISC held a follow - on offering comprising both primary and secondary shares, adding R$305 million in perpetual capital to Vi nci’s AUM. ▪ Notes to page 8 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year - to - date val ues are calculated as the sum of the last three quarters. (2) Other financial expenses include the interest related to Vinci SPS’ acquisition. (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions and our international corporate organization. (4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year - to - date valu es are calculated as the sum of the last three quarters. ▪ Notes to page 10 (1) Long - term AUM includes funds with lockups for at least five years to quasi - perpetual capital commitments. ▪ Notes to page 11 (1) Long term products include funds with former lockups superior to five years. (2) Private markets strategies include Private Equity, Real Estate, Private Credit, Infrastructure and Vinci SPS. ▪ Notes to page 12 (1) Accrued performance fees for the VCP offshore are as of 2Q’23. This occurs due to the 60 days timeline of the quarterly m ark up to be disclosed by the fund’s administrator. ▪ Notes to page 15 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year - to - date val ues are calculated as the sum of the last three quarters. ▪ Notes to page 16 (1) PRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year - to - date val ues are calculated as the sum of the last three quarters.

42 Notes and Definitions (cont’d.) ▪ Notes to page 17 (1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets’ funds and othe r c losed - end funds across Liquid Strategies and IP&S segments with long - term lockups. (2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposit s, certificate of deposits and proprietary investments in Vinci Partners’ Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Private Credit. ▪ Notes to page 18 (1) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses. (2) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year - to - date values are calculated as the sum of the last three quarters. ▪ Notes to page 19 (1) Cash and cash equivalents include certificate of deposits and federal bonds. Certificate of deposits are issued by Banco Bra desco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.5% to 101% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cas h a nd which are subject to an insignificant risk of changes in value. (2) Liquid funds’ value are calculated as investment at fair value as of September 29, 2023, in liquid funds from Vinci Partn ers ’ public equities, hedge funds, private credit segments and listed REITs. It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM. For more detail, see 3Q’23 Fin ancial Statements filed within the SEC on November 08, 2023. (3) GP Fund Investments include Vinci Partners’ GP investments in private market funds and other closed - end funds across Liquid Strategies and IP&S segments with long - term lockups, calculated at fair value as of September 29, 2023. For more detail, please see slide 33 and the Financial Statements filed within the SE C o n November 08, 2023. (4) Debt obligations include commercial notes and consideration payable. For more detail, see 3Q’23 Financial Statements file d w ithin the SEC on November 08, 2023. (5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarte r. ▪ Notes to page 29 (1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund. (2) Atlas strategy includes the funds Atlas FIC FIM and Atlas Institucional FIC FIM. (3) Equilibrio Strategy incudes the IP&S Family of pension plans. (4) CDI is an average of interbank overnight rates in Brazil (daily average for the period). (5) Brazil stock market most relevant index. (6) IPCA is a broad consumer price index measured by the IBGE. (7) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Yea rs in duration. (8) IFIX is an index composed by listed REITs in the Brazilian stock Market.

43 Notes and Definitions (cont’d.) (9) If IMAB 5 Average is: i . less or equal to 2%, X=3% per year; ii. between 2% - 4%, X= Average IMAB 5+1% per year; iii. Between 4% - 5%, X=5% per year; IV. g reater or equal to 5%, X= IMAB 5 Average ▪ Notes to page 30 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIP E investments, a strategy that will be discontinued in VCP III. (2) Total commitments for VCP III include R$1.3 billion in co - investments. Track record presented for the VCP strategy as of 2Q’ 23, due to fund’s administrator timeline to disclose the quarterly markup of the fund. (3) Track record for VIR strategy is presented as of 2Q’23, due to fund’s administrator timeline to disclose the quarterly ma rku p of the fund. (4) Track record for Vinci SPS strategy is presented as of 3Q’23. (5) Track record for FIP Infra is presented as of 2Q’23. (6) Track record for VIAS is presented as of 2Q’23. (7) Track record for VICC is presented as of 3Q’23. (8) Track record for VFDL is presented as of 3Q’23. (9) Track record for Vinci Credit Infra is presented as of 3Q’23. ▪ Notes to page 31 (1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 4.8673, as of November 07, 202 3, when dividends were approved by our Board of Directors. (2) Per Share calculations are based on end of period Participating Common Shares. (3) Actual dividends per common share are calculated considering the share count as of the applicable record date. ▪ Notes to page 32 (1) As of September 29, 2023, Public Float was comprised of 12,487,696 Class A common shares. ▪ Notes to page 33 (1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co - investment will not be called by the f und, which is already in divestment period. ▪ Notes to page 34 (1) International mandates have several different benchmarks across its vehicles. (2) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate.

44 Notes and Definitions (cont’d.) (3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hur dle rate also are under a high - water mark clause . (4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited pa rtn ers in order to charge performance fees. (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index. (9) IFIX is an index composed by listed REITs in the Brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate. ▪ Notes to page 36 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial expenses related to ac quisitions. (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions and our international corporate organization. (3) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit. (4) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fai r value to be paid in 2027. On September 29, 2023, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideratio n f air value. The variation was recognized as a loss in the financial result. ▪ Notes to page 38 (1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of su bsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

45 Notes and Definitions (cont’d.) ▪ “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manne r t hat does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized p erf ormance fees, plus (c) compensation allocated in relation to performance fees. ▪ “FRE Margin” is calculated as FRE over total net management and advisory fees. ▪ “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors for determining the amount of earni ngs available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) inc ome taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized ga in from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income. ▪ “DE Margin” is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, r eal ized GP investment income and realized financial income, net of revenue tax. ▪ “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from re venue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating exp enses, such as segment personnel, G&A, corporate center and bonus related to management and advisory. ▪ “Segment Distributable Earnings” is Vinci Partners’ segment profitability measure used to make operating decisions and assess pe rformance across the company’s five segments (Private Markets, Liquid Strategies, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distribut abl e Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c ) r ealized gain from GP investment income. ▪ “AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the inves tme nts held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market va lue of co - investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset valu e o f our public equity funds, hedge funds and closed - end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segm ent that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that inv est part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. T he bylaws of the relevant funds prohibit double - charging fees on AUM across segments. Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from anoth er segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on re ven ues in our results of operations. ▪ Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Inve stm ents. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 10 1% of CDI.

46 Notes and Definitions (cont’d.) ▪ “Net revenue from Fund Management and Advisory” is a performance measure that we use to assess our ability to generate profit s f rom our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Ad vis ory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees. ▪ “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance - based compensation. ▪ “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ managemen t teams. ▪ “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expen ses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG. ▪ “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and repres entation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables. ▪ “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commit men ts. ▪ “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank depos its , certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment. ▪ “Leasing expenses” include costs from the company’s sub - leasing activities. ▪ “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual tax abl e profit regime, while our subsidiaries are taxed based on deemed profit. ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and pri vate credit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

47 Funds/strategies’ descriptions ▪ Vinci Multiestratégia : The fund seeks to achieve long - term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks. ▪ Vinci Atlas: The fund seeks to achieve long - term returns by investing across all strategies within fixed income, equities, curre ncy, derivatives, commodities and other investment funds with no obligation of any class concentration. ▪ Vinci Mosaico FIA: Public Equities’ long only flagship strategy. The strategy seeks to achieve long - term returns above Brazilian equities mar ket ( Ibovespa ) based on a fundamental analysis. ▪ Vinci Gas Dividendos : Public Equities’ dividends flagship strategy. The strategy seeks to achieve long - term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market. ▪ Vinci Total Return: The fund seeks to achieve medium and long - term returns by investing most of its capital in the Brazilian sto ck market, through bottom up and top - down strategies. ▪ Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives. ▪ Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long - term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation. ▪ Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Bra zilian public equities. ▪ Vinci Crédito Imobiliário I: The fund seeks to achieve long - term returns by investing in real estate mortgage - backed credit security bonds. ▪ Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds. ▪ VISC11: Shopping malls listed REIT, focused on acquiring income - generating shopping malls in Brazil. ▪ VILG11: Industrial listed REIT focused on acquiring mature income - generating industrial properties in Brazil. ▪ VINO11: Listed REIT focused on acquiring mature income - generating boutique office real estate assets in Brazil. ▪ VIFI11: Listed REIT that invests in other listed REITs and real estate mortgage - backed credit security bonds. ▪ VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban com mer cial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties. ▪ VCRI11: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strat egi es. ▪ VICA11: VICA is a perpetual capital fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil . ▪ Vinci FOF Imobiliário : Fund of Funds that invests in other listed REITs, combining income with capital gain.

Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano - 01452 - 000 Recife 55 81 3204 6811 Av. República do Líbano, 251 - Sala 301 Torre A - Pina - 51110 - 160 Nova York 1 646 559 8000 780 Third Avenue, 25 th Floor - 10017 New York